Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 4, 2017

VIA EDGAR TRANSMISSION

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advisors Series Trust (the “Trust”) File Nos.: 333-17391 and 811-07959

Dear Mr. Burak:

The purpose of this letter is to respond to the comments that you provided to U.S. Bancorp Fund Services, LLC on September 14, 2017, regarding the review of the annual report (each a “Report” and collectively, the “Reports”) and other filings for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR Filing Date	N-SAR Filing Date
Poplar Forest Cornerstone Fund	September 30	December 9, 2016
Poplar Forest Outliers Fund			November 29, 2016
Poplar Forest Partners Fund
Pzena Emerging Markets Value Fund	February 28	May 19, 2017	May 1, 2017
Pzena Long/Short Value Fund
Pzena Mid Cap Value Fund
Pzena Small Cap Value Fund
Scharf Alpha Opportunity Fund	September 30	December 8, 2016	November 29, 2016
Scharf Balanced Opportunity Fund
Scharf Fund
Scharf Global Opportunity Fund
Shenkman Floating Rate High Income Fund	September 30	December 8, 2016	November 29, 2016
Shenkman Short Duration High Income Fund
Wasmer Schroeder High Yield Municipal Fund	February 28	May 8, 2017	May 1, 2017

The Trust’s responses to your comments follow below.  For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Reports.

N-CSR Filings

All Funds
1.
Staff Comment: The staff notes that in each Fund’s Prospectus, a footnote to the Fees and Expenses table states that an adviser may recoup previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Caps. The staff further notes, that Note 4 in the Notes to Financial Statements states an adviser is permitted to be reimbursed only for fee reductions and expense payments made in the previous three fiscal years. Going forward, please reconcile the differences in the time period eligible for recoupment.

Response:  The Trust undertakes to revise the requested disclosure going forward and supplementally notes that the Trust is already in the process of amending all investment advisory agreements to reflect the ability to recoup in the manner disclosed in the Prospectus Fees and Expenses table footnote.

2.
Staff Comment: The staff notes that the Forms N-SAR filed for the fiscal periods ended September 30, 2016 and February 28, 2017 appear to omit information for the Poplar Forest Cornerstone Fund, Poplar Forest Outliers Fund, Scharf Global Opportunity Fund, Scharf Alpha Opportunity Fund, Shenkman Floating Rate High Income Fund and each of the Pzena Funds and the Wasmer Schroeder High Yield Municipal Fund.

Response:  The Trust responds by noting that no information relating to the noted Funds was filed on Form N-SAR for the stated periods because the total number of series that are active in the Trust exceeds 100.  The answer.fil system on which Form N-SAR is filed will not accommodate information provided for a series number greater than 99.  Pursuant to guidance received from the SEC’s Heather Fernandez in October 2014, the SEC’s system used to review Form N-SAR data cannot analyze information for series above 99 (contained in an answer file).  It also cannot analyze information contained in an exhibit.  Therefore her recommendation was to include an attachment that simply lists the series above 99.  As a result, the Trust files an exhibit (EX-99.77Q1 OTHR EXHB) to its Forms N-SAR listing the name of each Fund with a series number of 100 or greater and states that information concerning those Funds may be found in each Fund’s annual or semi-annual report.  An EX-99.77Q1 OTHR EXHB with that information was filed for the Funds listed above on November 29, 2016 and May 1, 2017.  Please note that until this system limitation is corrected by the SEC, the Trust will continue to file Forms N-SAR in this manner, as it has done since October 2014.  Please note that the SUB-ITEM 77B: Accountant’s report on internal control filed as an exhibit for each filing references all of the applicable Funds.

Pzena Long/Short Value Fund

3.
Staff Comment: The staff notes that Footnote 6 to the Financial Highlights tables for the Fund states that portfolio turnover consists of long-term investments only and excludes securities sold short.  The staff further notes that Instruction 4(d)(iv) to Item 13(a) of Form N-1A states to “include in purchases and sales any short sales”.

Response:  The Trust responds supplementally that Instruction 4(d)(iv) further states to include short sales “that the Fund intends to maintain for more than one year”.  The Trust further responds that the Fund has not historically held the vast majority of its short sales for longer than one year and therefore, they were not included in the portfolio turnover calculation.

Scharf Alpha Opportunity Fund

4.
Staff Comment: The staff notes that the Financial Highlights table for the Fund did not include a similar footnote as Footnote 6 in Staff Comment #3 above.  Does the portfolio turnover calculation for the Fund include short sales?

Response:  The Trust responds supplementally that similar to the response for Staff Comment #3, the Fund did not intend to hold its short sales for longer than one year and therefore they were not included in the portfolio turnover calculation.

Scharf Global Opportunity Fund and Scharf Alpha Opportunity Fund

5.	Staff Comment: The staff notes that the Prospectus for the Funds states that each Fund is non-diversified, however Note 1 of the Notes to Financial Statements states that each Fund is diversified.

Response:  The Trust responds by noting that the Funds are each non-diversified and that the disclosure to Note 1 was corrected in the Funds’ Form N-CSRS filed for the six-month period ended March 31, 2017.  Hereafter, the Trust undertakes to accurately reflect the sub-classification for each Fund in all Form N-CSR filings.

All Funds (except the Wasmer Schroeder High Yield Municipal Fund)

6.
Staff Comment: The staff notes that each Fund’s Management Discussion of Fund Performance (“MDFP”) includes expense ratios as stated in the Fund’s most recently filed Prospectus.  The staff further notes that expense ratios included in the MDFP may differ from expense ratios included in each Fund’s Financial Highlights.  Please consider noting in the MDFP that the expense ratios included are from the Fund’s most recently filed Prospectus.

Response:  The Trust undertakes to add the requested disclosure going forward. The Trust notes that the Shenkman Funds did not include Fund expense ratios in the MDFP and therefore the Shenkman Funds are not part of this response.

Wasmer Schroeder High Yield Municipal Fund

7.
Staff Comment: The staff notes that in the Fund’s most recently filed Prospectus it is operating below its Expense Cap and that the Example table description states that recouped management fees are taken into account only in the first year.  The staff further notes that the Fund is able to recoup expenses beyond one year.  Please consider revising the disclosure to note that the recouped management fees will be taken into account in the first and third years.

Response:  The Trust undertakes to add the requested disclosure in the Prospectus going forward.

If you have any questions regarding the enclosed, please do not hesitate to contact Cheryl L. King at (414) 287-3010 or Jeanine M. Bajczyk, Esq. at (414) 765-6609.

Very truly yours,

/s/ Cheryl L. King
Cheryl L. King
Treasurer/Principal Financial Officer
ADVISORS SERIES TRUST

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
ADVISORS SERIES TRUST